Exhibit 99.1

Brookfield Real Estate Opportunity Fund

News Release

BROOKFIELD REAL ESTATE OPPORTUNITY FUND ANNOUNCES ACQUISITION OF

16-PROPERTY, 2.9-MILLION SQ. FT. PORTFOLIO FROM JPMORGAN CHASE

TORONTO, February 11, 2010 – Brookfield Real Estate Opportunity Fund (“BREOF”), a group of funds sponsored by Brookfield Asset Management (NYSE/TSX: BAM; EURONEXT: BAMA), is pleased to announce to the acquisition of a 16-property, 2.9-million square foot portfolio from JPMorgan Chase.  As part of the transaction, JPMorgan Chase is leasing back approximately 60% of the space in the portfolio on a long-term basis.  The Bank was represented in the transaction by Houlihan Lokey and by J.P. Morgan Real Estate Advisors, Inc.

Including this transaction, BREOF has acquired over 100 properties, containing approximately 12 million square feet of space from JP Morgan Chase over the last 4 years.  “We are excited about the opportunity to add significant value to the portfolio and are proud of our strong relationship with the Bank,” said David Arthur, the Fund’s President and Managing Partner.

The Portfolio includes four properties, located in Dallas, Tampa and Columbus that are 100% net-leased to JPMorgan Chase. The other properties are located throughout the country and include two meaningful value-add opportunities: an 800,000-square foot office tower in Houston, Texas and a 650,000-square foot office campus/data center site in Whippany, New Jersey.

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The Brookfield Real Estate Opportunity Fund invests and manages two funds with $1.8 billion of assets composed of approximately 16 million square feet of commercial office, industrial and multi-family residential properties.

Brookfield Asset Management Inc. has over $90 billion of assets under management in the property, renewable power and infrastructure sectors. For more information, please visit the company’s web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Steven H. Ganeless
Senior Vice President
Brookfield Real Estate Opportunity Fund
Tel.:  (212) 417-7269
sganeless@brookfield.com

Forward-looking Statements

Note: This press release contains forward-looking information, including “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “believe” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although the Fund believes that the anticipated future results, performance or achievements of the Fund expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of financing; and other risks and factors described from time to time in the documents filed by Brookfield Asset Management with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” Neither the Fund nor Brookfield undertake any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.